UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                        SEC File No. 000-31187
                                                      CUSIP Number  089155 10 5
                                                                   ------------
(Check One):
[X]Form 10-KSB   [ ]Form 20-F   [ ]Form 11-K   [ ]Form 10-QSB  [ ]Form N-SAR

                  For Period Ended:         December 31, 2004

                        [ ]   Transition Report on Form 10-K
                        [ ]   Transition Report on Form 20-F
                        [ ]   Transition Report on Form 11-K
                        [ ]   Transition Report on Form 10-Q
                        [ ]   Transition Report on Form N-SAR

                           For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant: Big Flash Corporation

Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):                        19 East 200 South,
                                            Suite  1080

City, State and Zip Code:                   Salt Lake City, Utah 84111

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X]   (a)   The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth  calendar following the
                prescribed  due  date;  or  the  subject   quarterly  report  or
                transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant has not been able to complete its financial statements for the fiscal year ended December 31, 2004 and therefore cannot finalized its audited financial statements. Financial statements are still being reviewed by the Registrant's independent accountants and the annual report on Form 10- KSB cannot be completed until the audit is finalized. The Registrant anticipates that as soon as the audit is completed it will be able to prepare and file the Form 10-KSB within the extended period permitted by this Notification of Late Filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Leonard E. Neilson                (801)                733-0800
         ------------------             -----------        ------------------
              (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify reports(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              BIG FLASH CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 31, 2005                   By:      /S/      EDWARD F. COWLE
                                            ------------------------------------
                                                  Edward F. Cowle
                                                  President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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